April 19, 2010
VIA EDGAR AND FEDEX
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Equity Lifestyle Properties, Inc. Form 10-K for the year ended December 31, 2009 File No. 1-11718
Dear Mr. Woody:
The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” “us,” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Michael B. Berman dated March 18, 2010.
Form 10-K for the year ending December 31, 2009
Financial Statements
Consolidated Statements of Operations, page F-5
Comment 1:
We note your response to prior comment 2 and we are unable to agree with your position, as all of your operations appear to fall within the scope of Article 5 of Regulation S-X. Please restate your 2009 financial statements in an amended filing to address home sales, ground lease rentals, and interest income related to the financing of customer right-to-use contracts in a manner that complies with Rule 5-03 of Regulation S-X. Additionally, please consider whether management’s failure to provide an article 5 compliant income statement impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your 2009 Form 10-K and revise your disclosure as appropriate.
Response:
The Company requests that the Staff allow us to change our Consolidated Statements of Operations on a prospective basis starting with our Form 10-Q for the quarter ended March 31, 2010. The Company does not believe the new Consolidated Statements of Operations format is a material change since there would be no change to the previously reported Consolidated income from continuing operations, Consolidated net income or the Net income available for Common Shares. Further, on March 24, 2010 the Company filed a Form 8-K disclosing and attaching as an exhibit the proposed new format for our Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007.

Mr. Woody
United States Securities and Exchange Commission
April 19, 2010

A copy of that proposed new format for our Consolidated Statements of Operations, which we expect to present in future filings, is also attached as Exhibit A to this response letter. As of April 19, 2010, none of the analysts who follow our Company, nor any of our shareholders have contacted us with any questions regarding the Form 8-K or the new proposed Consolidated Statement of Operations format. As a result, we do not believe that the additional cost, both in internal resources and external fees which estimate to be at least $50,000, to our independent accounting firm, Ernst & Young LLP, and our securities counsel are necessary.
The Company’s management has considered the Staff’s request to re-evaluate our previous conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2009. We continue to conclude that our disclosure controls and procedures are effective. We considered that, specifically with respect to our analysis concerning Article 5, in three previous comment letters the Staff did not object to our income statement presentation after having included questions about that presentation in the first of those letters, and that consistent with those circumstances we believed that our income statement was compliant. The first of those letters referenced above was a comment letter dated November 12, 2004 from the Staff concerning our Form 10-K for the year ended December 31, 2003. The comments included questions on our income statement presentation. In our December 10, 2004 response to the November 12, 2004 letter, the Company provided the Staff with a slightly revised income statement format that we would use for future filings and the SEC had no further comment at that time. Other than changes required by the implementation of FAS 160 in 2009, that same income statement format has been used since our Form 10-Q filing for the quarter ended March 31, 2004. The Company also received comments from the Staff on its 2005 Form 10-K and 2007 Form 10-K, neither of which contained any comments on our income statement presentation.
Note 2 — Summary of Significant Accounting Policies (c) Markets, page F-11
Comment 2:
We note your response to prior comment 3 and your position that home sales operations do not independently warrant the time of chief operating decision makers and that financing operations are immaterial to your overall business. Please tell us specifically how you have evaluated paragraphs b and c to 280-10-50-50-1 of the Accounting Standards Codification. Additionally, to the extent that you view that financing and home operations revenues are immaterial to overall operations, please clarify for us why you have stated in your response to prior comment 2 that you have separated home sales operations from property operations to “allow the users of our financial statements to better understand our property operations and not be confused by the minor home sales operations.”
Response:
In response to the Staff’s comment, the Company notes that according to FASB ASC 280-10-50-1, “An operating segment is a component of a public entity that has all of the following characteristics:

Mr. Woody
United States Securities and Exchange Commission
April 19, 2010

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”
Our financing and home sales operation meet criteria a and c above. However, with respect to criteria b, as we discussed in our January 25, 2010 response to comment 3, our chief operating decision makers make decisions about allocating resources and assessing performance on a property-by-property basis not on a revenue line item basis. Resources are allocated to the home sales operation and financing operations only if it will benefit the overall property operations and the chief operating decision makers spend very little time reviewing the operating results of the financing and home sales operations. The comment you quoted from our prior response was merely a reflection of the fact that we view our property operations to be our primary business and have historically focused our attention to that activity, and that the homes sales and financing were merely available to facilitate a small portion of the property operations activity (i.e. increasing or maintaining occupancy). We believe the changes to our Consolidated Statement of Operations discussed in Response 1 above will still allow readers of our financial statements to understand our business as the information they were used to seeing will still appear on our Consolidated Statement of Operations, just in a different order.
Note 6 — Investments in Joint Ventures, page F-23
Comment 3:
We note your response to prior comment 5 and your position that the impact of consolidating your interests in Lakeshore Investments versus your current accounting treatment would not be material to your financial statements. Please enhance and update us on your analysis of the materiality of a potential change to consolidation for these investments using the metric “Net income available for common shares” for each of the years in the three year period ended December 31, 2009.
Response:
If the Company were to consolidate Lakeshore Investments for the years ending December 31, 2009, 2008 and 2007, instead of reporting based on the equity method, Net income available for Common Shares would decrease approximately $75,000, $40,000 and $35,000, respectively.
Note 7 — Inventory, Page F-24
Comment 4:
We note your response to prior comment 6 and that you had identified that the economy was challenging and that you made an operational decision to rent out the homes until the new homes sales market improves at some point in the future. In light of the above factors, please expand your

Mr. Woody
United States Securities and Exchange Commission
April 19, 2010

disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment to your properties. In your response, please specifically address these former home sale properties that you now rent and address how your assumptions for impairment testing may have been adjusted in response to your consideration of the difficult economy and the troubled home sales market.
Response:
Homes that are considered inventory were recorded on our Consolidated Balance Sheets at the lower of cost or market as required by FASB ASC 330-10-35. We have generally estimated the home sales market by reviewing recent sales activity, considering the N.A.D.A. Manufactured Housing Appraisal Guide, and consulting with individuals in our property management structure on a quarterly basis. The same analysis was performed immediately prior to the time a home was transferred from inventory to fixed assets. If the analysis indicated inventory homes were impaired, impairment charges were included in “Cost of homes sold” on our Consolidated Statements of Operations.
Potential impairment of homes that have been transferred to fixed assets are now evaluated in accordance with Codification Sub-Topic “Impairment or Disposal of Long-Lived Assets” (“FASB ASC 360-10-35”). FASB ASC 360-10-35 states that long-lived assets are impaired if the cost of the long-lived asset exceeds the assets’ fair market value and the cost of the long-lived asset is not recoverable. Recoverability is determined by comparing the undiscounted cash flows to be earned by the Company from its investment in the long-lived asset. To-date, our analysis has indicated that the cost of homes that we transferred to fixed assets because they were primarily held for rent is recoverable.
In future filings, we will disclose the impairment analysis performed on homes in fixed assets.

Mr. Woody
United States Securities and Exchange Commission
April 19, 2010

In connection with our response to comments received on March 18, 2010 from the Staff pertaining to our Form 10-K for the fiscal year ended December 31, 2009, we acknowledge that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require additional information, please feel free to contact me at 312-279-1496.

EQUITY LIFESTYLE PROPERTIES, INC.
/s/ Michael B. Berman
Michael B. Berman
Executive Vice President & Chief Financial Officer

cc:	Robert Langer, Ernst & Young, LLP Larry P. Medvinsky, Clifford Chance US LLP

Mr. Woody
United States Securities and Exchange Commission
April 19, 2010

Exhibit A
Equity LifeStyle Properties, Inc.
Proposed Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007
(amounts in thousands, except per share data)

	2009	2008	2007
Community base rental income	$253,379	$245,833	$236,933
Resort base rental income	124,822	111,876	102,372
Right-to-use annual payments	50,765	19,667	—
Right-to-use contracts current period, gross	21,526	10,951	—
Right-to-use contracts, deferred, net of prior period amortization	(18,882)	(10,611)	—
Utility and other income	47,685	41,633	36,849

Property operating revenues	479,295	419,349	376,154
Gross revenues from home sales	7,136	21,845	33,333
Brokered resale revenues, net	758	1,094	1,528
Ancillary services revenues, net	2,745	1,197	2,436
Interest income	5,119	3,095	1,732
Income from other investments, net	8,168	17,006	22,476

Total revenues	503,221	463,586	437,659

Property operating and maintenance	180,870	152,363	127,342
Real estate taxes	31,674	29,457	27,429
Sales and marketing, gross	13,536	7,116	—
Sales and marketing, deferred commissions, net	(5,729)	(3,644)	—
Property management	33,383	25,451	18,385

Property operating expenses (exclusive of depreciation shown separately below)	253,734	210,743	173,156
Cost of home sales	7,471	24,069	30,713
Home selling expenses	2,383	5,776	7,555
General and administrative — corporate	22,279	20,617	15,591
Rent control initiatives	456	1,555	2,657
Interest and related amortization	98,311	99,430	103,070
Depreciation on corporate assets	1,039	390	437
Depreciation on real estate and other costs	69,049	66,193	63,554

Total expenses	454,722	428,773	396,733

Income before equity in income of unconsolidated joint ventures	48,499	34,813	40,926

Equity in income of unconsolidated joint ventures	2,896	3,753	2,696

Consolidated income from continuing operations	51,395	38,566	43,622

Discontinued Operations:
Discontinued operations	181	257	289
Gain (loss) from discontinued real estate	4,685	(79)	12,036

Income from discontinued operations	4,866	178	12,325

Consolidated net income	56,261	38,744	55,947
Income allocated to non-controlling interests:
Common OP Units	(6,113)	(4,297)	(7,705)
Perpetual Preferred OP Units	(16,143)	(16,144)	(16,140)

Net income available for Common Shares	$34,005	$18,303	$32,102

Mr. Woody
United States Securities and Exchange Commission
April 19, 2010

Equity LifeStyle Properties, Inc.
Proposed Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007
(amounts in thousands, except per share data)

	2009	2008	2007
Earnings per Common Share — Basic:
Income from continuing operations	$1.08	$0.74	$0.92

Income from discontinued operations	$0.15	$0.01	$0.41

Net income available for Common Shares	$1.23	$0.75	$1.33

Earnings per Common Share — Fully Diluted:
Income from continuing operations	$1.07	$0.74	$0.90

Income from discontinued operations	$0.15	$0.01	$0.41

Net income available for Common Shares	$1.22	$0.75	$1.31

Distributions declared per Common Share outstanding	$1.10	$0.80	$0.60

Tax status of Common Shares distributions deemed paid during the year:
Ordinary income	$0.72	$0.80	$0.60

Long-term capital gain	$0.24	$—	$—

Unrecaptured section 1250 gain	$0.14	$—	$—

Weighted average Common Shares outstanding — basic	27,582	24,466	24,089

Weighted average Common Shares outstanding — fully diluted	32,944	30,498	30,414